September 14, 2007

Mr. MacAllister Smith
Chief Executive Officer
Pipeline Data, Inc.
1515 Hancock Street
Suite 301, Hancock Plaza
Quincy, Massachusetts   02169

Re: Item 4.02 Form 8-K
        Filed August 27, 2007
        File No. 000-50611

Dear Mr. Smith:

We have reviewed your response letter dated September 11, 2007 and have the following additional comments.

1. In your response you noted that your new auditors identified a misclassification of the put obligation and informed you of this fact. As a result, you reviewed the auditor's analysis and concluded that the stock should be reclassified. In this regard, it appears that you should have filed an Item 4.02(b) Form 8-K rather than an Item 4.02(a) Form 8-K. Please revise your Form 8-K accordingly.

2. It is not clear from your response whether you determined to revise your conclusion regarding the effectiveness of your disclosure controls and procedures as of December 31, 2006 from "effective" to "not effective." You state in your response that at the time of the initial report, you believed that you had adequately disclosed the obligation. Regardless of whether you believed that your accounting treatment was appropriate at the time, your financial statements included an error that required restatement. Please tell us your revised conclusion and explain. If you determined that your disclosure controls and procedures were effective as of December 31, 2006 upon reconsideration even though you were required to restate, please explain why and what corrective action that has been/will be taken and also disclose this in your amended filing.

3. We note that you did not reclassify the stock in your 10-Q for the quarter ended March 31, 2007; therefore, it appears that the 10-Q for the quarter ended March 31, 2007 is also misstated. Please advise us why you do not plan to also file an amendment to your 10-Q for the quarter ended March 31, 2007 including the restatement.

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You should respond to this comment on or before September 21, 2007.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

If you have any questions, please call me at (202) 551-3782.

Sincerely,

Jessica Barberich
Staff Accountant